Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

May 31, 2024.

Item 3	News Release

The press release attached as Schedule “A” was released on May 31, 2024, by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Nicolas Bonta

Chairman

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9	Date of Report

May 31, 2024.

Schedule “A”

Bitfarms Announces Results of Annual General and Special Meeting of Shareholders

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated March 8, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (May 31, 2024) - Bitfarms Ltd. (Nasdaq/TSX: BITF) (“Bitfarms” or the “Company”), a global Bitcoin vertically integrated company, today announces the results of its annual general and special meeting of shareholders (the “Meeting”), held virtually on May 31, 2024. A total of 149,457,098 common shares, representing 39.8% of the issued and outstanding common shares of the Company were represented at the Meeting.

Based on the proxies received and the votes cast at the Meeting, four directors (the “Directors”) were elected for the ensuing year. The following is a tabulation of the votes submitted:

Nominee	Votes For	Votes Against*
Nicolas Bonta	82,364,315	7,117,680
Andres Finkielsztain	81,170,259	8,311,737
Emiliano Joel Grodzki	33,957,229	55,524,769
Edith M. Hofmeister	63,902,867	25,579,129
Brian Howlett	81,169,394	8,312,604

*	Proxies representing a total of 60,014,630 common shares were not voted in respect to the election of directors.

The Company wishes to advise that Mr. Emiliano Grodzki has not been elected to the board of directors of the Company (the “Board”). The Company thanks Mr. Grodzki for his valuable contributions as a co-founder of Bitfarms and during his tenure of service. The Board will be seeking an appropriate candidate to enhance the Board’s skill set and address the independence concerns expressed by certain proxy advisory firms which are believed to have led to Mr. Grodzki not being re-elected. This process has been commenced and the Company expects that it will be completed shortly.

Shareholders also voted in favor of reappointing PricewaterhouseCoopers LLP, as auditors of the Company for the ensuing year and authorized the Directors to fix their remuneration, with votes “For” totaling 145,721,819 common shares and votes “Withheld” totaling 3,774,608 common shares.

With votes “For” totaling 53,277,873 common shares and 36,204,123 “Against”, shareholders voted in favor of an ordinary resolution approving the renewal of the Company’s long term equity incentive plan and the unallocated entitlements thereunder, as more particularly described in the Management Information Circular dated April 16, 2024.

The following are the Officers of the Company:

Nicolas Bonta	-	Chairman, Interim President & CEO
Jeffrey Lucas	-	Chief Financial Officer
Benjamin Gagnon	-	Chief Mining Officer
Benoit Gobeil	-	Executive Vice President Operations and Infrastructure
Marc-André Ammann	-	Senior Vice President of Finances and Accounting
Philippe Fortier	-	Senior Vice President of Corporate Development
Tracy Krumme	-	Senior Vice President, Head of Investor Relations
Damian Luis Polla	-	General Manager LATAM Operations
Paul Magrath	-	Vice President Taxation & Sustainability
Patricia Osorio	-	Vice President & Corporate Secretary
Andrea Keen	-	Vice President of Human Resources
Stephanie Wargo	-	Vice President of Marketing and Communications
Guillaume Reeves	-	Vice President Information Technology
Jeff (Jun Feng) Gao	-	VP of Risk Management and Optimization

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin mining company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining farms with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 Bitcoin mining facilities and one under development situated in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding additions to the Board and the benefits thereof, growth opportunities and prospects for the Company, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on the Company’s profitability; the ability to complete current and future financings; the impact of the Restatement on the price of the Company’s common shares, financial condition and results of operations; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for three-month period ended March 31, 2024 filed on May 15, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Investor Relations Contact:

Tracy Krumme

SVP, Investor Relations

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Actual Agency

Khushboo Chaudhary

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

U.S. Media
Dan Katcher or Joseph Sala
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

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